UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES
13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE
13d-2(b)
(Amendment No. 1)*

Applied Digital Solutions, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

038188

(CUSIP Number)

March 25, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

            [   ]  Rule 13d-1(b)

            [X]  Rule 13d-1(c)

            [   ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 038188	SCHEDULE 13G	Page 1 of 5

1.	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Richard J. Sullivan

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
a. [ ] b. [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

	5.	SOLE VOTING POWER
NUMBER OF		0
SHARES
BENEFICIALLY	6.	SHARED VOTING POWER
OWNED BY		122,222(1)
EACH
REPORTING	7.	SOLE DISPOSITIVE POWER
PERSON		0
WITH
	8.	SHARED DISPOSITIVE POWER
		122,222(1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 122,222(1)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
[ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%

12.	TYPE OF REPORTING PERSON* IN

(1)     The shares presented do not give effect to the 1-for-10 reverse stock split effected by Applied Digital Solutions, Inc. on April 5, 2004.

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 038188	SCHEDULE 13G	Page 2 of 5

Item 1.

(a)	Name of Issuer:

Applied Digital Solutions, Inc.

(b)	Address of Issuer's Principal Executive Offices:

400 Royal Palm Way, Suite 410 Palm Beach, Florida 33480

Item 2.

(a)	Name of Person Filing:

Richard J. Sullivan

(b)	Address of Principal Business Office or, if None, Residence:

777 Flagler Drive, Suite 800 West Palm Beach, Florida 33401

(c)	Citizenship:

United States of America

(d)	Title of Class of Securities:

Common Stock, par value $0.01 per share

(e)	CUSIP Number:

038188

CUSIP No. 038188	SCHEDULE 13G	Page 3 of 5

Item 3.    If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	[ ]	Broker or dealer registered under Section 15 of the Exchange Act;

(b)	[ ]	Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	[ ]	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act;

(e)	[ ]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	[ ]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	[ ]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	[ ]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No. 038188	SCHEDULE 13G	Page 4 of 5

Item 4.	Ownership.

(a)	Amount beneficially owned:

122,222 shares (1)

(b)	Percent of class:

0.0%

(c)	Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote	0
(ii) Shared power to vote or to direct the vote	122,222 (1)
(iii) Sole power to dispose or to direct the disposition of	0
(iv) Shared power to dispose or to direct the disposition of	122,222 (1)

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(1)     The shares presented do not give effect to the 1-for-10 reverse stock split effected by Applied Digital Solutions, Inc. on April 5, 2004.

CUSIP No. 038188	SCHEDULE 13G	Page 5 of 5

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 31, 2004
(Date)

/s/ Richard J. Sullivan
(Signature)

Richard J. Sullivan
(Name/Title)